STRYVE FOODS, INC.

Post Office Box 864

Frisco, TX 75034

July 7, 2023

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mr. Alex King

Re:	Acceleration of Effective Date
Stryve Foods, Inc.
Registration Statement on Form S-3 (File No. 333-273078)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Stryve Foods, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., Eastern Time, on July 13, 2023, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. John Wolfel of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8778.

Very truly yours,

Stryve Foods, Inc.

By:	/s/ R. Alex Hawkins
R. Alex Hawkins
Chief Financial Officer